
June 9, 2010

Mr. Justin Farry
Chief Financial Officer
GreenHouse Holdings, Inc.
5171 Santa Fe Street, Suite I
San Diego, CA 92109

> **Re:** **GreenHouse Holdings, Inc.**
> **Amendment No. 1 to Item 4.01 Form 8-K**
> **Filed June 7, 2010**
> **File No. 333-156611**

Dear Mr. Farry:

We have reviewed your filing and response letter dated June 4, 2010. As previously requested in our letter dated March 19, 2010, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to this letter within five business days by providing the requested statement or by advising us when you will provide the requested statement.

You may contact Lisa Sellars at 202-551-3348 if you have any questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief